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15027178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section RECEIVED MAY 29 2015 Wash., D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-26042

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Palmeri — (212) 782-5742
(Area Code - Telephone Number.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

I, Martin V. Palmeri, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Securities, Inc. ("BTMUS"), a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of and for the year ended March 31, 2015, are true and correct. I further affirm that neither BTMUS nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature　　　　　　　　　　5/28/15
Date

Chief Financial Officer & Treasurer
Title

Notary Public

Marianna Bedner
Commissioner of Deeds, City of New York
No. 5-1823
Cert. Filed in New York County
Commission Expires 11/01/2016

BTMU SECURITIES, INC.
(SEC I.D. No. 8-26042)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT
under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4317
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
BTMU Securities, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104

We have audited the accompanying statement of financial condition of BTMU Securities, Inc. (the "Company") as of March 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BTMU Securities, Inc. as of March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Notes 2 and 3, the accompanying financial statements include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Deloitte & Touche LLP

May 28, 2015

BTMU SECURITIES, INC.

Statement of Financial Condition
As of March 31, 2015

Assets		
Cash	$	47,179,730
Fees receivable from affiliate		24,363,974
Prepaid fees		21,724
Deferred tax assets		3,456,380
Total assets	**$**	**75,021,808**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	17,097,695
Current tax liabilities		1,655,523
Total Liabilities		18,753,218
Stockholder's Equity:		
Common stock $1 par value: 250,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		8,182,798
Retained earnings		48,084,792
Total stockholder's equity		56,268,590
Total liabilities and stockholder's equity	**$**	**75,021,808**

See notes to statement of financial condition.

BTMU SECURITIES, INC.

Notes to Statement of Financial Condition
As of March 31, 2015

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Securities, Inc. ("BTMUS" or the "Company") is a subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily refers corporate institutions seeking to raise capital through the debt or equity capital markets as potential issuers to other broker-dealers who are authorized to conduct underwriting activities. The Company is also approved to conduct corporate advisory services and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. These estimates include, but are not limited to, certain personnel expenses and the determination of deferred tax assets. Actual results could differ from those estimates.

Cash. As of March 31, 2015, the balance is unrestricted cash held at a major money center bank.

Fees receivable from affiliate. The Company offers to Mitsubishi UFJ Securities (USA), Inc. ("MUS") the opportunity to engage in underwriting and other activities for corporate clients which the Company covers from a relationship management standpoint. At March 31, 2015, the fees receivable include referral fees from MUS for these activities. The referral fees are generally received by the Company by the following month after MUS receives all applicable net compensation. The Company expects that all outstanding fees receivable at March 31, 2015 will be collected and as a result, no reserves are required.

Income taxes. Income tax expense is calculated and determined using the asset and liability method under which deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. It is the Company's policy to record interest and penalties related to income tax as part of the current tax liabilities in the Statement of Financial Condition. The Company files its federal taxes as a standalone company; its state and local filings include both separate and group filings depending on the state. There is no formal tax sharing agreement in place. Nonetheless, the Company believes the method for allocating income tax expense is systematic, rational, and consistent with the broad principles of ASC 740, *Income Taxes.*

Accrued expenses. Accrued expenses are predominantly comprised of personnel expenses (including bonuses and deferred compensation costs), service charges, professional accounting fees, and regulatory assessments.

Referral fees. The Company's registered relationship managers refer corporate clients to other broker-dealers, therefore providing the other broker-dealers the opportunity to engage in investment banking transactions with these clients. The Company receives referral fees from the other broker-dealers when the investment banking activities for referred clients are substantially complete. Referral fee revenues are based on contractually agreed upon rates. Referral fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed by the other broker-dealer and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date when the deal is launched into the primary market.

Personnel expenses. Certain employees of BTMU (as referred to in Note 3, became employees of MUFG Union Bank, N.A. ("MUB") commencing July 1, 2014) are also employees of the Company. The personnel expense apportionment for these employees is based on a systematic, rational and consistent approach, which identifies the employees' business commitment and support provided to the Company. The apportionment is based on the employees' total annual remuneration (including salaries, bonuses, and allocated cost of benefits) and is recorded on a monthly basis. Personnel expenses also include the allocated costs of deferred compensation, as referred to in Note 4.

Service charges. The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. The charges for the services are determined based on the direct and indirect costs incurred, plus a markup. The direct costs include the time and support of services provided to the Company; the indirect costs include a general overhead expense allocation.

Recent Accounting Developments

Revenue Recognition. In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards ("IFRS"), as well as creates the new FASB ASC 606, *Revenue from Contracts with Customers*. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016, and as such, were not adopted for purposes of the Company's financial statements. The Company does not believe the adoption of this ASU will have a material impact on its financial statements.

Going Concern. In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern* ("ASU 2014-15"). Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or available to be issued). If conditions or events raise substantial doubt about an entity's ability to continue as a going concern, but the substantial doubt is alleviated as a result of consideration of management's plans, the entity should disclose information that enables users of the financial statements to understand a) those principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, b) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations and c) management's plans that alleviate substantial doubt about the entity's ability to continue as a going concern. If the substantial doubt is not alleviated after consideration of management's plans, an entity should disclose in the footnotes indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016. The Company does not believe the adoption of this guidance will have a material impact on its financial statements and related disclosures.

3. TRANSACTIONS WITH AFFILIATES

The Statement of Financial Condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

As discussed in Note 2, the Company earns referral fees on each referral to MUS for certain underwriting transactions. As of March 31, 2015, total referral fees receivable from MUS was $24.4 million.

The Company's employees are dual-hat employees who provide services for both the Company and BTMU (prior to July 1, 2014) and MUFG Union Bank, N.A. ("MUB") (commencing July 1, 2014). Commencing July 1, 2014, employees of BTMU became employees of MUB. The personnel expense apportionment for these employees is based on a systematic, rational and consistent approach, which identifies the employees' business commitment and support provided to the Company.

The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. As of March 31, 2015, service charges payable to affiliates was $7.5 million and is included in Accrued expenses in the Statement of Financial Condition.

A branch of BTMU has entered into an operating lease for office space, and allocates all direct costs incurred on the lease to other affiliates occupying the space, including the Company. The expense apportionment for these affiliates is based on a systematic, rational and consistent approach, which identifies the square footage occupied by each individual employee.

4. COMPENSATION COSTS

Personnel expenses, as discussed in Note 3 includes the Company's allocated match of employee contributions under the BTMU 401(k) Savings and Investment Plan ("BTMU 401(k) Plan") and the MUFG Union Bank, N.A., 401(k) Plan ("MUB 401(k) Plan), (collectively the "401(k) Plans") and the BTMU Cash Balance Pension Plan ("BTMU Pension Plan") and the MUFG Union Bank, N.A., Retirement Plan ("MUB Pension Plan") (collectively the "Pension Plans").

The BTMU Pension Plan has been frozen effective December 31, 2014 with future accruals described hereinafter. As part of BTMU's integration with MUB and its parent company, MUFG Americas Holding Corporation ("MUAH"), a successor pension plan, sponsored by MUAH, became effective on January 1, 2015. This successor pension plan covers all eligible employees as of January 1, 2015 and thereafter. The BTMU Pension Plan has not been rolled over into the successor MUAH sponsored plan as of March 31, 2015 and continues to hold assets and liabilities for employees of BTMU. The Company's allocated pension expense related to the Pension Plans was approximately $0.1 million. This amount is included in Accrued expenses in the accompanying Statement of Financial Condition.

Prior to July 1, 2014, certain employees of the Company were eligible to participate in the BTMU Deferred Compensation Plan ("DCP") and Stock Bonus Plan ("SBP"). Commencing July 1, 2014, these employees became employees of MUB and performed services for and on behalf of the Company under a Master Services Agreement with MUB. Certain of these employees are eligible to participate in the MUB Annual Discretionary Bonus Plan. Eligible employees vest in discretionary bonus awards, which may consist of cash or restricted stock units or a combination of both, on a graded vesting basis over the three year periods ending June 2015, 2016, and 2017. The Company's accrued expense related to these plans was approximately $2.0 million and is included in Accrued expenses in the Statement of Financial Condition.

5. INCOME TAXES

The Company files its federal taxes as a standalone company; its state and local filings include both separate and group filings depending on the state.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

		March 31, 2015
Deferred tax assets:		
Personnel bonuses	$	2,540,744
Deferred compensation costs		803,569
Accrued professional fees		95,441
Pension expenses		38,661
Gross deferred tax assets		3,478,415
Deferred tax liabilities:		
Accrued state tax refunds		22,035
Gross deferred tax liabilities		22,035
Net deferred tax assets	$	3,456,380

No valuation allowance was required for the deferred tax assets as of March 31, 2015 as the Company believes it is more likely than not that all deferred tax assets will be realized.

All tax liabilities reflected are current. There were no uncertain tax positions as of or during the fiscal year ended March 31, 2015.

The periods under audit or open to examination in Federal, State and City jurisdictions are as follows: year ended December 31, 2011; three months ended March 31, 2012; years ended March 31, 2013 through 2015.

6. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is a registered broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At March 31, 2015, the Company's net capital and minimum required net capital were $28.4 million and

$1.3 million, respectively, and its ratio of aggregate indebtedness to net capital was approximately 0.6597 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section k(2)(i).

7. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. At March 31, 2015, there were no outstanding commitments and contingencies, and therefore, no accrual is necessary.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated subsequent events through May 28, 2015, the date the financial statements were available to be issued.

Management did not identify any subsequent events requiring adjustments or disclosures to the financial statements.

* * * * * *